Lodging Media, Inc.
Rua Leopoldo Miguez, 159,
Rio de Janeiro, RJ, Brazil, 22060-020

March 13, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Barbara C. Jacobs
Assistant Director

Dear Sirs:

Re:	Lodging Media, Inc. (the “Company”) Registration Statement on Form S-1 Filed February 6, 2013 File No. 333-186482

We are the solicitors for the Company.  We refer to your letter of March 5, 2013 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, February 6, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.
Comment:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There have been no written communications that we or anyone authorized by us presented to potential investors in reliance on Section 5(d) of the Securities Act.  Additionally, there have been no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Prospectus Cover Page

2.
Comment:  Revise your prospectus cover page to remove the tabular disclosure showing the varying amounts of proceeds you will receive from this offering.  Given that this is a no minimum offering, this tabular disclosure should not be included on your prospectus cover page.  See Item 501(b) of Regulation S-K.

Response:  The tabular disclosure has been removed from the amended registration statement filed concurrently with this response.

3.
Comment:   Your prospectus cover page states that your offering will terminate 180 days after the registration statement is declared effective.  In the summary of your offering, however, you state that the offering will conclude when all 10 million shares have been sold or 90 days after the registration statement becomes effective.  Please advise or revise to consistently state throughout your document when your offering will terminate.

Response:  We have revised our registration statement throughout to specify that the offering will terminate the earlier of when all 10 million shares have been sold or 180 days after the registration statement becomes effective.

Risk Factors

General

4.
Comment:  Given that you report two shareholders of record as of February 6, 2013, it appears reasonably likely that you will have less than 300 hundred record holders at your next fiscal year end and at the conclusion of this offering.  Tell us what consideration you gave to informing investors that you may subsequently elect to terminate the registration of your common stock under the Exchange Act pursuant to Exchange Act Rule 12g-4.  The possibility of such termination appears to be a material risk that should be addressed together with a discussion the consequences of any such termination of registration for potential investors.

Response:  The Company’s understanding is that its reporting obligations will automatically lapse at the end of the fiscal year and the Company will become a voluntarily filer.  To this end, the Company has included an additional risk factor which addresses this possibility.  The Company does intend to file an 8-A at its year end to become registered under Section 12.

5.
Comment:  Given the possibility that you may not register a class of securities under Section 12 of the Exchange Act upon the effectiveness of your registration statement, please add a separate risk factor that describes the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement.  You should inform investors that you will not be a fully reporting company because you are not registering a class of securities under Section of the Exchange Act.  The risk factor should also describe how reporting and other regulatory requirements applicable to a Section 15(d) filer differ from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.  In this regard, we note your disclosure under "Reports to Stockholders" on page 42.

Response:  The risk factor referenced in response to comment 4 also addresses the above issues.

6.
Comment:  We note that you expect Mr. Joao Neto to devote up to 20 hours per week to your business and Mr. Jonas da Silva to devote up to 10 hours per week.  Please revise to include risk associated with how the limited time management will devote to your business may affect your operations.

Response: We have added a risk factor to address this comment in the amended registration statement filed concurrently with this response.

7.
Comment:  We note from the biographies of your directors and executive officers that both of your executive officers currently operate as independent contractors offering short term for-rent-by-owner houses.  Tell us whether you considered including risk factor disclosure describing potential conflicts that may arise between your company and your executive officers and directors in their capacity as independent contractors.

Response: We considered adding a risk factor to address this issue, but decided that since our website will offer global rental services and our directors and officers are focused only on the rental market in Rio de Janeiro, Brazil, that the risk of conflict was not material.  Though there may be some risk of potential conflict as is relates to properties for rent in Rio de Janeiro, this will constitute an extremely small amount of the market which our website is attempting to service.

"We are an 'emerging growth company' under the JOBS Act of 2012, and we cannot…" page 13

8.	Comment: Consider describing the extent to which any of the exemptions described in this risk factor are available to you as a Smaller Reporting Company.

Response: We have added additional disclosure in this section regarding our status as a ‘smaller reporting company’.

Description of Business

Market Opportunity, page 29

9.
Comment:  You refer to the "global short-term rental industry" when describing your market opportunity.  Tell us which geographic locations and specific countries for which your website will provide short term for-rent-by-owner listings.  In this regard, we note that you intend for your website to "have a large and diverse selection of houses, condos and apartments from around the world."

Response: We will market our website to property owners from around the world.  We believe that this will be the best way to increase traffic to our site and the number of properties being listed for rent.  We believe that the market is currently fragmented and doesn’t have a market leader which can provide services for renters and owners throughout the world.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 32

10.
Comment:  You state that you believe that selling 25% of the shares in this offering "will constitute sufficient funds to set [your] business plan in motion."  Revise to clearly describe in qualitative terms the extent you will be able to implement your business plan should you raise less than the maximum amount of proceeds in this offering.

Response: we have provided updated disclosure in this section to specify that if we close on less than 25% of the offering, we will not be able to develop our business and will instead use the funds to continue our reporting obligations and raise additional capital.

Yours truly,

/s/ Joao Neto

President, Lodging Media Inc.